

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
GLMX Technologies, LLC

We have reviewed management's statements, included in the accompanying GLMX Technologies, LLC Rule 15c3-3 Exemption Report, in which (1) GLMX Technologies, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GLMX Technologies, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) GLMX Technologies, LLC stated that GLMX Technologies, LLC met the identified exemption provisions for the period April 16, 2018 (commencement of operations) through December 31, 2018, without exception. GLMX Technologies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GLMX Technologies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

New Canaan, CT
February 28, 2019

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570

51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191

reynoldsrowella.com



GLMX Technologies, LLC

Rule 15c3-3 Exemption Report

For the Period of April 16, 2018 (Commencement of Operations) Through December 31, 2018

GLMX Technologies, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) for the period of commencement of operations through December 31, 2018 without exception).

GLMX Technologies, LLC

I, Glenn Havlicek, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Glenn Havlicek

Title: Chief Executive Officer

February 5, 2019